THE SHERIDAN GROUP, INC.
11311 McCormick Road, Suite 260

Hunt Valley, Maryland

Telephone:  (410) 785-7277

June 14, 2011

VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop: 3561

The Sheridan Group, Inc.

Registration Statement on Form S-4

(File No. 333-174734)

Ladies and Gentlemen:

This letter is provided in connection with the Registration Statement on Form S-4, File No. 333-174734 (the “Registration Statement”), of The Sheridan Group, Inc., a Maryland corporation (the “Company”), Dartmouth Journal Services, Inc., a New Hampshire corporation, Dartmouth Printing Company, a New Hampshire corporation, Sheridan Books, Inc., a Delaware corporation, The Dingley Press, Inc., a Delaware corporation, The Sheridan Group Holding Company, a Delaware corporation, The Sheridan Press, Inc., a Maryland corporation, and United Litho, Inc., a Maryland corporation (collectively, the “Guarantors”).  Upon the effectiveness of the Registration Statement, the Company and the Guarantors propose to offer to exchange an aggregate principal amount of up to $150,000,000 of the Company’s 12.500% Senior Secured Notes due 2014 (the “Exchange Notes”) and the guarantees thereof by the Guarantors, for a like aggregate principal amount of the Company’s outstanding 12.500% Senior Secured Notes due 2014 (the “Initial Notes”) and the guarantees thereof by the Guarantors, upon the terms and subject to the conditions set forth in the exchange offer prospectus contained in the Registration Statement.

The Company is registering the exchange offer in reliance on the staff’s position enunciated in Exxon Capital Holdings Corp. (avail. May 13, 1988) (the “Exxon Capital Letter”).  Please be advised that the Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of the Company’s information and belief, each person participating in the exchange offer is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes.  In this regard, the Company will make each person participating in the exchange offer aware that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the staff position enunciated in the Exxon Capital Letter or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.  The Company acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

In addition, the Company will (i) make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Initial Notes acquired for its own account as a result of market making activities or other trading activities, and who receives Exchange Notes in exchange for such Initial Notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes and (ii) include in the transmittal letter to be executed by an exchange offeree in order to participate in the exchange offer provisions to the following effect:

If the undersigned is a broker-dealer that will receive Exchange Notes for its own account in exchange for Initial Notes that were acquired as a result of market-making activities or other trading activities, it acknowledges that (1) it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes and (2) it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale or transfer of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, the undersigned will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

THE SHERIDAN GROUP, INC.

By:	/s/ JOHN A. SAXTON
John A. Saxton
President and Chief Executive Officer